December 5, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama and Joe McCann

Re:	ReShape Lifesciences Inc.
Registration Statement on Form S-4
Filed October 1, 2024
File No. 333-282459

Ladies and Gentlemen:

ReShape Lifesciences Inc. (the “Company,” “ReShape,” “we,” or “our”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated October 31, 2024, relating to the Registration Statement on Form S-4 filed October 1, 2024 by the Company (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being submitted via EDGAR concurrently herewith responding to the Staff’s comments and including certain other revisions and updates. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter, and the Staff’s comments are presented in italics.

Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

Our responses are as follows:

Registration Statement on Form S-4

Cover Page

1.	With reference to your disclosure on page 5, please revise the coverpage to highlight that the closing of the Merger is conditioned on Nasdaq approval for the new listing application.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1.

2.	With reference to your tabular disclosure on page 13, please revise to disclose, if true, that Vyome shareholders could receive a maximum of 92.31% of the equity in the combined company. We also note the uncertainty in terms of the timing of the Determination Date. Please explain how you will inform shareholders of the exchange ratio once it is established. Also, please tell us how fluctuation in the price of the ReShape Shares impacts ReShape’s actual net cash position.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of Amendment No. 1.

Questions and Answers about the Merger…, page 1

3.	Given their impact on the Exchange Ratio, please revise to include a Summary Question and Answer that explains what “put-call” options are and the reason(s) why the Combined Company is issuing them to certain Vyome holders. Discuss the volume of shares subject to the arrangement.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 2 of Amendment No. 1.

Q. Are Vyome stockholders entitled to appraisal rights?, page 8

4.	You state that if the merger is complete, Vyome stockholders who have not waived such rights are entitled to appraisal rights. Please disclose here how Vyome stockholders need to vote if they wish to retain their appraisal rights. We note on page 130 you state that Vyome stockholders electing to exercise appraisal rights must have not voted "for" or consented to the merger. Please clarify here and on page 130 whether a vote "against" or abstaining from voting is sufficient to retain appraisal rights.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of Amendment No. 1 to disclose that stockholders of Vyome who did not provide their written consent to the Merger are entitled to appraisal rights.

The Combined Company Board and Management After the Merger, page 13

5.	Please revise to highlight your disclosure on page 39 regarding the part-time service of certain officers and directors.

The Company has revised the disclosure on page 15 of Amendment No. 1 regarding the part-time service of certain officers and directors and included cross-reference to the risk factors section where such other commitments of certain officers and directors are further discussed.

Opinion of ReShape’s Financial Advisor, page 15

6.	With reference to the disclosure on page 113, please revise to highlight that Maxim did not opine on the fairness of the sale of ReShape's business assets.

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of Amendment No. 1.

ReShape directors and executive officers and Vyome directors and executive officers have interests in the Merger…, page 26

7.	With a view to disclosure here or elsewhere in the proxy-prospectus, please tell us whether officers, directors or affiliates have interests in the ReShape Asset Sale transactions.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of Amendment No. 1.

The Combined Company’s ability to use net operating losses…, page 37

8.	Please state the total NOL carryforward you may be eligible to receive.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of Amendment No. 1.

We are substantially dependent on the success of VT-1953 and VT-1908…, page 62

9.	You state that you also plan to initiate IND enabling studies followed by Phase 1 and 2 trials commencing in the last quarter of 2025. Please clarify the product candidate(s) you are referencing.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment No. 1 to clarify that Vyome intends to initiate enabling studies for VT-1908.

The Merger

Background of the Merger, page 104

10.	You state that on September 20, 2023 ReShape entered into a buy-side M&A advisory agreement with Maxim. Please discuss the company's reasons for entering into such agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Amendment No. 1.

11.	We note the disclosure indicating that ReShape entered into a mutual confidentiality agreement with Vyome on December 20. Revise to explain when and how the parties first met. Identify the individuals involved in those discussions.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Amendment No. 1.

12.	Please revise to present the material terms of the January 23 submission. Discuss the merger consideration and the plans for ReShape’s business assets.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Amendment No. 1.

13.	You state that in early March you began discussions with potential investors regarding concurrent financing. Please revise to discuss the amount of financing that the parties sought to raise in the financing and how they determined that amount.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of Amendment No. 1 to discuss the amount of financing that the parties sought to raise in the Concurrent Financing and the considerations taken into account in arriving at such amount.

14.	You state that on March 24, 2024 ReShape submitted an initial draft of the Asset Purchase Agreement to Biorad. Please briefly discuss the material terms of the agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of Amendment No. 1.

Opinion of ReShape’s Financial Advisor - Maxim Group LLC, page 112

15.	You state that the Maxim Opinion was directed to and for the information of the ReShape Board only and was not prepared for ReShape's stockholders or any other person or entity, nor will it grant them any rights or remedies. Investors are entitled to rely on the opinion presented to them in this proxy/prospectus. Please revise this disclosure and the fairness opinion accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of Amendment No. 1.

ReShape Valuation Analysis, page 117

16.	We note your disclosure on pages 2 and 108 that the Merger Agreement Proposal and the Asset Sale Proposal are conditioned upon one another and that the Asset Sale proceeds will be factored into the Exchange Ratio. Accordingly, please explain why Maxim’s valuation analysis reflects ReShape only having $1.5 million in cash as opposed to $5.16 million or more at closing.

ReShape expects to use substantially all of the cash purchase price from the Asset Sale to pay transaction expenses related to the Merger and Asset Sale and ordinary course accounts payable simultaneously with the closing of the Merger.

Certain Vyome Management Prospective Financial Information, page 119

17.	Please revise to disclose all material assumptions and contingencies relating to Vyome's projections. Discuss material uncertainties, as applicable. Identify material product revenue streams driving the projections for all years presented. For example, it should be clear, if true, that certain product candidate or candidates would need to be commercialized in 2027 to generate the $58.7 million in forecasted revenue.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 121 of Amendment No. 1.

18.	Please revise to disclose whether and if so how the ReShape Board assessed the achievability of the Vyome Forecasts. In this regard, it should be clear whether the ReShape Board determined the forecasts to be reasonable and/or reliable for purposes of use in Maxim’s valuation models. Here we note the disclosure on page 237 indicating that Vyome does not expect to generate revenue from sales of any biotechnology product candidates for a number of years, if ever.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of Amendment No. 1.

Miscellaneous, page 119

19.	Please revise to disclose the fee payable to Maxim and any conditions to payment. Also, we note that you entered into a buy-side M&A advisory agreement. Please tell us whether you entered into a sell-side M&A advisory agreement or similar arrangement with respect to the sale of substantially all of your non-cash assets.

Maxim has only one agreement with the Company as referenced in Amendment No. 1 by the following sentence on page 120: ‘Maxim has also acted as an exclusive financial advisor to ReShape pursuant to an agreement dated September 20, 2023, as amended on June 19, 2024, and upon the consummation of the Merger will be paid a fixed cash fee.’ This is the only agreement in place between the Company and Maxim and the fixed payment includes the fee associated with the sale of substantially all of the Company’s non-cash assets. Further, the fixed fee is contingent upon closing of the Merger.

Concurrent Financing, page 122

20.	Please revise to disclose the method or methods the parties will use to value the combined company.

In response to the Staff’s comment, the Company has revised the disclosure on page 124 of Amendment No. 1 to clarify the method that the parties will use to value the Combined Company in line with the Merger Agreement.

Certain U.S. Federal Income Tax Consequences, page 124

21.	Please revise to disclose the material tax consequences to the ReShape holders of the Merger and Asset Sale transaction(s). Also, revise the Summary section to describe these consequences.

In response to the Staff’s comment, the Company has revised the disclosure on pages 126 and 128 of Amendment No. 1.

Description of Vyome’s Business, page 168

22.	Please revise to discuss Vyome's operating plan, including its plans for allocating the proceeds from the Merger, Asset Sale and Concurrent Financing. With reference to the pipeline table on page 173, revise to discuss how Vyome plans to allocate the proceeds across the four identified programs and which phase or phases of development are planned for that funding.

In response to the Staff’s comment, the Company has added the disclosure beginning on page 176 of Amendment No. 1.

Our Programs, page 169

23.	We note that you make several assertions regarding the safety and/or efficacy of the product candidates VT-1908 and VT-1953. Please revise your disclosure to eliminate suggestions of safety and efficacy as those determinations are solely within the authority of the FDA or comparable foreign regulators. Please present clinical trial end points and objective trial data without concluding efficacy. You may state that your product is well tolerated, if true. For instance, and without limitation, we note the following statements:

•	"VT-1908 exhibited efficacy..." (pg. 169)
•	"...the active agent in VT-1953 is more effective..." (pg. 176)
•	"...was more effective in reducing inflammation..." (pg. 176)
•	"The safety of VT-1953 2% gel has been established..." (pg. 179)
•	"Figure 7... demonstrating the safety..." (pg. 179)
•	"...as we set the benchmark for clinical efficacy..." (pg. 182)
•	"Figure 11. VT-1908 eye drop is effective..." (pg. 183)
•	"Figure 16... with excellent safety..." (pg. 186)
•	"VT-1953 demonstrated excellent efficacy..." (pg. 187)

In response to the Staff’s comment, Vyome has removed any assertions regarding the safety and/or efficacy of the product. Vyome has replaced them with objective trial data points. Any reference to efficacy or tolerability is now a direct reproduction of the conclusions/recommendations made by the clinical investigators in their clinical reports.

24.	Please tell us your basis for asserting that "off-label" oral use of this active agent is clinically effective in uveitis. In this regard, we note that efficacy determinations are solely within the authority of FDA and similar foreign regulators.

Vyome has revised the disclosure on page 190 to highlight that the off-label use of the active agent in VT-1908 (mycophenolate) has been reported to be clinically effective in uveitis.

Once a drug is approved by the FDA, any clinician can use it ‘off-label’. In this case, the active agent (mycophenolate) in VT-1908 is already approved by the FDA as an immunosuppressant for preventing transplant rejection. There are multiple published reports of the use of oral mycophenolate in uveitis, which have now been referenced in the revised disclosure. Please also note that Vyome has just reproduced independent published clinical findings and not made any independent assertions on efficacy in the updated disclosures.

Our Strategy, page 170

25.	We note your disclosure on page 62 indicating that you have not yet had meetings with FDA regarding the Phase 3 trial protocols or for obtaining orphan drug designation for VT-1953. Accordingly, please tell us whether you have a basis to disclose that your clinical trial will be pivotal, short and/or conducted with small patient populations. Provide context to any disclosures that speculate as to the size or duration of any trial where the trial protocols have not been determined.

Malignant fungating wound is a rare indication in oncology. Most cancers are considered as orphan conditions, and MFW occurs in 5-10% of such patients, which makes it extremely rare. Mathematically, based on the incidence rate, it meets the less than 200,000 patients being affected criteria for being classified as an orphan condition.

Vyome has revised the disclosure beginning on page 173 to add studies reported in journals and publications which state that typical pivotal oncology trials, especially for rare and unmet indications, require small patient sample sizes.

MFW is a rare medical condition for which there are no approved treatments. Hence, based on extensive prior examples, and based on the emerging Phase 2 data from the investigator-initiated trial testing VT-1953 in MFW, Vyome believes that there is a strong basis to expect a similar regulatory treatment. Note that unlike other clinical trials, where a patients needs to be treated for many months, in this case, the patient is treated for 15 days. This shortens the duration of the trial, which together with reduced patient numbers as described above, leads to lower costs for clinical trials.

Vyome’s differentiated development engine, page 171

26.	We note that FDA approves drugs to treat specific indications. Accordingly, please revise the penultimate paragraph on page 172 to avoid the implication that FDA provides general approval for use of a molecule.

Yes, the FDA approves drugs for specific indications (labels). However, data generated from clinical studies that led to an approval of a molecule for an indication can be leveraged to support safety for label expansions (i.e. the drugs’ use in treating additional indications). Vyome has clarified this in the revised disclosure beginning on page 174 of Amendment No. 1 along with referencing the findings from the clinical studies.

27.	You state that in parallel to focusing on rare immune-inflammatory diseases as your initial indication for drug development you are also mapping non-orphan indications that mechanically overlap with the orphan indications. Please clarify, if true, that clinical trials for non-orphan indications typically take a longer time to complete.

Please see our response to comment 25 above. Vyome has revised the disclosure to clarify that clinical trials for non-orphan indications generally take longer and require a larger number of patients and refer to related discussion earlier in the business section.

Vyome’s Product Portfolio, page 173

28.	We note your pipeline table includes an unidentified "Discovery" program to treat an undisclosed indication or indications. Given the stage of development and the lack of information about the drug candidate, please revise to remove this program from the pipeline table.

In response to the Staff’s comment, the Company has revised the pipeline table on page 176 of Amendment No. 1 to remove this program.

29.	We note that your pipeline table includes a row for MRT Platform similar to your current programs under development. Please tell us your basis for including the MRT Platform in this table. In this regard, please tell us and, if applicable, clarify whether the MRT Platform was used to develop a new drug product that followed the IND/NDA pathway or a similar pathway in India.

In response to the Staff’s comment, the Company has revised the pipeline table on page 176 of Amendment No. 1, especially the notes below to provide additional basis for including the MRT Platform. The MRT platform itself is a GRAS molecule, and hence is not subjected to the IND/NDA regulatory path. However, the initial products were tested in preclinical and clinical studies before commercialization. Vyome has signed an agreement with Sun Pharma to leverage the platform for additional pharmaceutical molecules, which are subjected to the IND/NDA-equivalent classical regulatory pathway in India.

Our solution for treating symptoms of MFW, page 175

30.	You state here that VT-1953 is being developed as a "first in class" topical gel; on page 169 that VT-1953 will be the first approved treatment; and on page 185 that VB- 1953 is a best in class product for the treatment of inflammatory acne. Please remove references throughout your prospectus to potential "first in class" and "best in class" when describing your product candidate as these descriptions imply an expectation of regulatory approval and are inappropriate given their development status and uncertainty with respect to securing marketing approval.

In response to the Staff’s Comment, the Company has removed these references from the disclosure in Amendment No. 1.

Pre-Clinical Studies, page 177

31.	We note you present Cmax, AUC, and Tmax values. At first use, please define the terms and the significance of each results shown.

In response to the Staff’s Comment, the Company has revised the disclosure on page 181 of Amendment No. 1.

32.	You state that Vyome conducted a Phase 1 open-label, safety, tolerability and pharmacokinetic study of VT-1953 in patients with moderate to severe facial acne. Please clarify if any Phase 1 studies were conducted for the treatment of MFW.

Vyome has revised the disclosure beginning on page 182 of Amendment No. 1 to provide additional details regarding the Phase-1 study, including to clarify that Phase 1 studies are typically done in healthy volunteers and do not need to be done in the patients with specific diseases for which it will be studied in pivotal studies. Further, the goal of Phase 1 study is to test for safety and pharmacokinetics of the test agent. Vyome used patients with moderate to severe acne for our Phase 1 study as such patients have damaged and inflamed skin, and hence pose a higher risk of systemic exposure to the drug. VT-1953 is now being tested in an investigator-initiated Phase 2 study in patients with MFW, disclosure regarding which has also been included.

33.	You state that a Phase 2 proof of concept study was conducted. Please expand your description of the trial to provide specific details, parameters, and results of the trial, including:

•	dates of the trial and location;
•	identity of the trial sponsor(s);
•	trial design;
•	patient information (e.g., number of patients enrolled and treated and the criteria for participation in the study);
•	duration of treatment and dosage information;
•	primary and secondary endpoints; and
•	discussion of results, including adverse events and serious adverse events, if any.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 184 of Amendment No. 1.

34.	You state that based on your observations you aim to initiate a pivotal study to test the efficacy of VT-1953 in malodorous MFW in early 2025. We note you reference a Phase 1 and Phase 2 study on page 179, but it is currently unclear whether such studies refer to product candidate VT-1953 for the indication of malodorous MFW. To the extent such studies do not relate to VT-1953 for the malodorous MFW indication, please explain why you believe you are in a position to initiate pivotal studies in early 2025.

Please see our response to comment 33 above. Vyome has revised the disclosure to include descriptions of all clinical trials done with VT-1953, including an investigator-initiated proof of concept phase 2 clinical study of VT-1953 in Malignant Fungating Wound (MFW). Note that Phase 1 studies can be done in healthy volunteers (or in patients), and the data is perfectly acceptable for initiating a Phase 2 study in patients. Hence our Phase 1 (where VT-1953 was topically applied on the skin) and Phase 2 study (where VT-1953 was topically applied on the skin in MFW patients) positions Vyome very well to initiate a pivotal study for studying VT-1953 in patients with MFW.

A pivotal study is any study that can be used to file for registration (approval). A pivotal study need not be a Phase 3 study. It would be Vyome’s prerogative to choose when and whether to file for approval, and which study to label as pivotal.

For instance, and as highlighted in the revised disclosure, as noted in a 2012 article on approval of new agents after phase II trials in the American Society for Clinical Oncology Educational Book, “A confirmatory phase II trial, which need not be randomized if an active control is not available’ (as is our case as there are no approved drugs), can provide sufficient evidence to convince regulatory authorities to grant accelerated approval, and the process can be completed in three years or less.” Similarly, Macaulay, R. in the article entitled ‘EMA Approval of Drugs on the Basis of Pivotal Non-Comparative Phase II Trial Data. Value in Health, Volume 16, Issue 7, A324’ wrote “in conclusion that Pivotal Phase II data can support EMA approval if it demonstrates substantial clinical benefits for small patient populations with severe diseases that lack therapeutic alternatives” (as is the case with MFW). In a recent example, Adaptimmune Therapeutics was reported to be making a submission to the FDA after 42% of patients with sarcoma responded to the company's investigational therapy in a pivotal phase 2 trial (primary analysis includes 64 patients, and was an open-label study, dubbed IGNYTE-ESO). Hence it is routine in malignant indications to file for approval and pre-phase 3 studies can serve as pivotal studies for such filings. This highlights that even Phase 2 studies can be used as pivotal studies.

Similarly, in an article titled, “Quantum of Effectiveness Evidence in FDA’s Approval of Orphan Drugs” it was noted that Carbaglu (carglumic acid) was approved based on a case series derived from fewer than 20 patients, VPRIV (velaglucerase) was approved based on a pivotal study of 25 patients, Myozyme (alglucosidase alfa) was approved based on a pivotal study that included 18 patients, and Ceprotin (human plasma derived protein C concentrate) was approved based on a study of 18 patients data. This highlights that small number of patients are sufficient for regulatory approval in a rare/orphan indication.

Based on these contexts, Vyome is well positioned to initiate pivotal studies for VT-1953 in patients with MFW. By the first quarter of 2025, Vyome will have the complete read-out from its Phase 2 study on testing the safety and efficacy of VT-1953 in patients with MFW. Vyome’s interim results, discussed in the revised disclosures are highly significant and sufficient for power analysis that determines the patient numbers in a Phase 3 study. Hence, even though a Phase 3 study is not needed in rare malignant indications for pivotal status, Vyome believes it is well positioned to initiate a Phase 3 pivotal study in MFW in 2025.

Investigator-initiated study of VT-1953 in MFW, page 180

35.	You state that an open-label investigator-initiated proof of concept study was conducted to evaluate the safety and efficacy of VT-1953. You also discuss an investigator-initiated, open label, single-arm clinical study in patients in India with moderate to severe vulgaris. We note your disclosure on page 68 stating that you do not control these trials and that you hope to obtain a license to access the use and reference of such data. Accordingly, please revise the Business section to explain that you did not conduct this study and that it was conducted by a third-party. To the extent that you currently do not have the right to reference such data, please revise to explain whether and if so how this impacts your ability to conduct Phase 3/pivotal trials.

In response to the Staff’s comment, Vyome has revised the disclosure beginning on page 186 of Amendment No. 1. Note that in investigator-initiated trials (IITs), while the investigator is the sponsor of the trial, the test-agent is provided by Vyome, and Vyome has the rights to reference the data and Vyome has clarified this as part of the revised disclosure. Furthermore, these results are published in peer reviewed journals and can be accessed by the general public. IITs can be used as part of FDA regulatory submissions.

Other pipeline opportunities, page 184

36.	You state that a Phase 1 open-label study was conducted in the US. Please expand your description of the trial to provide specific details, parameters, and results of the trial, including the dates of the trial, identity of trial sponsor(s), primary and secondary endpoints; and discussion of results, including adverse events and serious adverse events, if any.

In response to the Staff’s comment, the Company has revised the disclosure on pages 182 and 192 of Amendment No. 1.

37.	You state two Phase 2 studies were conducted, one in the Dominican Republic and another in the US. Please include the date of the trials, identity of the sponsor(s), and discussion of results, including adverse events and serious adverse events, if any.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 184 of Amendment No. 1.

Patent Portfolio, page 188

38.	We note your table listing all patents as of the date of this prospectus. Please revise to include the type of patent protection (e.g., composition of matter, use, or process), the date of expiration, and whether the patents have been granted or whether patent applications are pending.

In response to the Staff’s comment, the Company has revised the table beginning on page 197 of Amendment No. 1.

Commercialization, page 190

39.	You state that you have commercialized three products based on MRT Technology in India in partnership with Sun Pharma. Please disclose the material terms of your partnership arrangements, including a description of each party's rights and obligations, a quantification of any payment obligations, including any royalty fees or milestone payments, and a summary of the material terms and termination provisions. Please also file the agreement or agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K or, alternatively, explain why you are not required to do so.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 199 of Amendment No. 1. The Company has also included the Sun Pharma agreements as Exhibits 10.29, 10.30, 10.31 and 10.32.

Employment Agreements, page 212

40.	We note that Vyome has employment agreements with Venkat Nelabhotla and Robert Dickey who will be the combined company's Chief Executive Officer and Chief Financial Officer, respectively. Please include a description of any severance provisions or explain that there are none.

In response to the Staff’s comment, the Company has revised the disclosure on page 222 of Amendment No. 1.

Results of Operations, page 232

41.	You state that the Company derives revenue from the sale of products, including royalties related to sales of such products from one costumer, Sun Pharma. Please include an appropriate risk factor highlighting the risks associated with deriving all your revenue from one customer.

In response to the Staff’s comment, the Company has added a risk factor beginning on page 69 of Amendment No. 1.

Comparison of Stockholder Rights, page 249

42.	You state on page 249 that upon consummation of the merger, the rights of the stockholders of ReShape will be governed by the ReShape charter and the amended bylaws of ReShape. We also note that your forum selection provision on page 252 identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on page 262 of Amendment No. 1.

* * * * *

Thank you for your review of the submissions. If you should have any questions regarding the response letter, please do not hesitate to contact the Company’s outside legal counsel, Brett Hanson of Fox Rothschild LLP, at (612) 607-7330.

Sincerely,

/s/ Paul Hickey

Paul Hickey

cc:	Brett Hanson, Fox Rothschild LLP